OMB APPROVAL
                                                       OMB NUMBER:    3235-0145
UNITED STATES                                       EXPIRES:   DECEMBER 31, 2005
SECURITIES AND EXCHANGE COMMISSION                    ESTIMATED AVERAGE BURDEN
WASHINGTON, D.C.  20549                            HOURS PER FORM.............15


                                                             SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                       IMAGE TECHNOLOGY LABORATORIES, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          ------------------ ----------------------------------------
                         (Title of Class of Securities)

                                   45247A 10 5

                                 (CUSIP Number)

    JAMES QUINLAN, 500 N. WESTSHORE BLVD., SUITE 1010, TAMPA , FLORIDA 33069
                              PHONE: (813) 289-1020
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) Or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO.   45247A 10 5

------------------- ------------------------------------------------------------
1
                    NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Valerie McDowell
------------------- ------------------------------------------------------------
2
                    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*          (a)
                                                                             (b)



------------------- ------------------------------------------------------------
3
                    SEC USE ONLY


------------------- ------------------------------------------------------------
4
                    SOURCE OF FUNDS*

                                OO
------------------- ------------------------------------------------------------
5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)


------------------- ------------------------------------------------------------
6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
------------------- -------- ---------------------------------------------------
                    7
                             SOLE VOTING POWER
NUMBER OF
SHARES                                           4,688,584
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
------------------- -------- ---------------------------------------------------
                    8
                             SHARED VOTING POWER


------------------- -------- ---------------------------------------------------
                    9
                             SOLE DISPOSITIVE POWER

                                                   4,688,584
------------------- -------- ---------------------------------------------------
                    10
                             SHARED DISPOSITIVE POWER


------------------- ------------------------------------------------------------
11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          4,688,584
------------------- ------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------- ------------------------------------------------------------
13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           30.5%
------------------- ------------------------------------------------------------
14
                    TYPE OF REPORTING PERSON*

                                           IN
------------------- ------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

           This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Image Technology Laboratories, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 602 Enterprise Drive, Kingston, New York 12401.

ITEM 2.  IDENTITY AND BACKGROUND

           Valerie McDowell (the "Reporting Individual") is the widow of Dr. David Ryon, President and Chief Executive Officer of the Company until his death on December 8, 2004. During the last five years, the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Reporting Individual is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           At the time of Dr. Ryon's death, the Reporting Individual held 88,000 shares of the Company's Common Stock. As a result of Dr. Ryon's death, as his surviving spouse, the Reporting Individual received an additional 3,603,504 shares of the Company's Common Stock and options to purchase 1,000,000 shares of Common Stock at an exercise price of $.25 per share (the "Options").


ITEM 4.  PURPOSE OF TRANSACTION

           The Reporting Individual is holding the shares of Common Stock and the Options for investment. The Reporting Individual may, from time to time, make additional purchases of shares of Common Stock and may dispose of any or all of the shares of Common Stock or the common stock underlying the Options held by her at any time.

           The Reporting Individual has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Individual may review or reconsider her position with respect to the Company or to the formulation of plans or proposals with respect to any such matter, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           According to information available to the Reporting Individual in publicly filed materials, the number of shares of Common Stock outstanding as of March 21, 2005 was 14,388,788. Accordingly, as of the date hereof, the Reporting individual is the beneficial owner of 3,688,584 shares of Common Stock and Options to purchase 1,000,000 shares of Common Stock, or 30.5% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). The reporting Individual will have sole voting and dispositive power with respect to these 4,688,584 shares.

           No other purchases were effected by the Reporting Individual during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities underlying the Options, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2005

Reporting Individual:


                            /s/ Valerie McDowell
                            --------------------
                            VALERIE MCDOWELL